FORM U-7D

                              AMENDED AND RESTATED
                        CERTIFICATE PURSUANT TO RULE 7(d)

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                                                       Amendment
                                                             File No.  032-00528
                                                                     -----------

         The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

Preliminary Note

         This filing relates to the acquisition of the beneficial ownership of a 60% undivided interest in the Eastern Interconnection Transmission System located in New Mexico (the "Undivided Interest"). On February 5, 1985, Emerson Leasing Ventures ("ELV") and The First National Bank of Boston ("FNB") filed a Form U-7D relating to their beneficial ownership of the Undivided Interest. On March 1, 1991, GATX Capital Corporation ("GATX") succeeded to the rights of ELV and, on December 26, 1991, GATX and FNB filed a Form U-7D with respect to such transfer. On December 31, 1991, DCC Project Finance Two, Inc. ("DCC") succeeded to the rights of GATX with respect to the Undivided Interest. On January 23, 1992, DCC and FNB filed an Amendment No. 1 (the "Amendment") to the Form U-7D filed on December 26, 1991 by GATX and a separate, original Form U-7D (the "DCC Filing"). On September 14, 1993, DCC and FNB filed an Amendment, Restatement and Consolidation which amended, restated and consolidated the Amendment and the DCC Filing. On June 25, 2002, DCC converted from a corporation to a limited liability company under Delaware law under the new name IEA-PSNM, LLC. Separate certificates pursuant to Rule 7(d) relating to the transmission system have heretofore been and may hereafter be filed by U.S. Bank National Association (successor in interest to State Street Bank and Trust Company, successor to FNB), in its capacity as Owner Trustee for the benefit of equity participants in respect of other undivided interest in the transmission system.

1.  Lessee public-utility company: Public Service Company of New Mexico

     Address:

         Alvarado Square
         Albuquerque, Bernalillo County, New Mexico 87158

2. Date: February 5, 1985, as amended by Supplement Number One dated as of September 30, 1985, as amended by Lease Amendment No. 2 dated as of March 7, 1987, as amended and restated by the Amended and Restated Lease dated as of September 1, 1993.

2a.  Date facility was placed in service: February 5, 1985.

3.   Regulatory authority which has acted on transaction:

     Name                                       Date of Order/Approval
     ----                                       ----------------------

     Federal Energy Regulatory Commission       December 31, 1984

     New Mexico Public Utility Commission       December 31, 1984; March 1, 1993

4. Initial term of lease: 30 years (term of lease at time of original execution thereof).

4a. Renewal options: One or more renewal periods for not less than three and not more than five years, provided that no renewal term shall extend beyond the expiration of the Support Agreements.

5. Brief description of facility: 216 mile, 345 kV bulk power transmission line.

6. Manufacturer or supplier: Various; principal portion constructed by Brown Boveri Corporation.

7.   Cost of facility: Aggregate cost of facility: $73,000,000.

                       Cost of Undivided Interest: $43,800,000

8.   Basic rent. Initial term: $135,651,698

8a.  Periodic installment:

         Amount                                               Period
         ------                                               ------
         $649,349                    From February 5, 1985 until April 1, 1985
       $2,210,411 semiannually       From April 1, 1985 until March 9, 1987
       $2,309,878 semiannually       From March 9, 1987 until September 14, 1993
       $2,346,989                    September 14, 1993
               $0                    October 1, 1993
       $1,735,761                    April 1, 1994
       $2,274,005                    October 1, 1994
       $2,243,650 semiannually       From and after April 1, 1995

9. Holder of legal title to facility: U.S. Bank National Association (successor in interest to State Street Bank and Trust Company, as successor to The First National Bank of Boston), as Owner Trustee

     Address:

         P. O. Box 778
         Boston, Massachusetts 02111

10.  Holders of beneficial interests:

     Name and address:

     PNM Resources, Inc.
     Alvarado Square
     Albuquerque, New Mexico 87158
     Attention: Treasurer

     Amount invested: $11,159,000 (amount invested by original holder of beneficial interest on February 5, 1985).

     Percent of equity: The original holder of the beneficial interest provided 100% of the equity (i.e., non-loan component of the subject financing).

11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

     Amount borrowed: $29,754,000

     Interest rate:        Due 1995: 7.00%
                           Due 2012: 10.25%

     Number of lenders: At the time of the refinancing, the Owner Trustee borrowed from one lender.

     Terms of repayment: See the form of the note attached hereto as Exhibit A and incorporated herein.

Date executed: January 16, 2003


Signature of Holder of legal title:



                             U.S. BANK NATIONAL ASSOCIATION, as Owner
                             Trustee


                             By:/s/Peter M. Murphy
                                ------------------------------------
                                  Name:  Peter M. Murphy
                                  Title: Trust Officer

                                    EXHIBIT A

             THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES
                 ACT OF 1933 AND MAY NOT BE TRANSFERRED, SOLD OR
                    OFFERED FOR SALE IN VIOLATION OF SUCH ACT

                  NONRECOURSE PROMISSORY NOTE, REFUNDING SERIES
                               (DUE APRIL 1, 2012)

                          Issued at: New York, New York

                         Issue Date: September 14, 1993

         THE FIRST NATIONAL BANK OF BOSTON, not in its individual capacity but solely as Owner Trustee (Owner Trustee), under a Trust Agreement dated as of January 2, 1985 with DCC Project Finance Two, Inc. (the Owner Participant), hereby promises to pay to EIP REFUNDING CORPORATION, or registered assigns, the principal sum of $29,754,000 on April 1, 2012 together with interest (computed on the basis of a 360-day year of twelve 30-day months) on the aggregate amount of such principal sum remaining unpaid from time to time from the date of this Refunding Note until due and payable, in arrears, at the rate; 10.25% per annum (the Note Rate). Payments of principal installments of this Refunding Note shall be made in the "principal amount payable" and on the "payment dates" specified in Schedule 1 hereto. Payments of accrued interest on this Refunding Note shall be made on April 1 and October 1 in each year, commencing April 1, 1994, to and including the last "payment date" specified in Schedule 1 hereto. Capitalized terms used in this Refunding Note which are not otherwise defined herein shall have the meanings ascribed thereto in the Indenture (as hereinafter defined).

         Interest on any overdue principal and premium, if any, and (to the extent permitted by applicable law) any overdue interest, shall be paid, on demand, from the due date thereof at the rate per annum equal to the Note Rate plus 1% (computed on the basis of a 360-day year of twelve 30-day months) for the period during which any such principal, premium or interest shall be overdue.

         In the event any date on which a payment is due under this Refunding
Note is not a Business Day, then payment thereof may be made on the next succeeding Business Day with the same force and effect as if made on the date on which such payment was due.

         All payments of principal, premium, if any, and interest to be made by the Owner Trustee hereunder and under the Amended and Restated Trust Indenture and Security Agreement dated as of September 1, 1993, as at any time heretofore or hereafter amended or supplemented in accordance with the provisions thereof (the Indenture), between the Owner Trustee and Chemical Bank, as Trustee (the Indenture Trustee), shall be made only from the Lease Indenture Estate and neither the Trust Estate nor the Indenture Trustee shall have any obligation for the payment thereof except to the extent that the Indenture Trustee shall have sufficient income or proceeds from the Lease Indenture Estate to make such payments in accordance with the terms of Article V of the Indenture. The Holder hereof, by its acceptance of this Refunding Note, agrees that such Holder will look solely to the Lease Indenture Estate and the income and proceeds from the Lease Indenture Estate to the extent available for distribution to the Holder hereof as above provided, and that neither the Owner Participant nor, except as expressly provided in the Indenture, the Owner Trustee nor the Indenture Trustee is or shall be personally liable to the Holder hereof for any amounts payable under this Refunding Note or for any performance to be rendered under the Indenture or any other Transaction Document or for any liability thereunder.

         Principal, premium, if any, and interest shall be payable, in the manner provided in the Indenture, on presentment of this Refunding Note at the Indenture Trustee Office, or as otherwise provided in the Indenture.

         The Holder hereof, by its acceptance of this Refunding Note, agrees that each payment received by it hereunder shall be applied in the manner set forth in Section 3.11 of the Indenture. The Holder of this Refunding Note agrees, by its acceptance hereof, that it will duly note by appropriate means all payments of principal or interest made hereon and that it will not in any event transfer or otherwise dispose of this Refunding Note unless and until all such notations have been duly made.

         This Refunding Note is one of the Refunding Notes referred to in the Indenture. The Indenture permits the issuance of additional series of Notes, as provided in Section 3.5 of the Indenture, and the several series may be for varying aggregate principal amounts and may have different maturity dates, interest rates, redemption provisions and other terms. The properties of the Owner Trustee included in the Lease Indenture Estate are pledged to the Indenture Trustee to the extent provided in the Indenture as security for the payment of the principal of and premium, if any, and interest on this Refunding Note and all other Notes issued and outstanding from time to time under the Indenture. Reference is hereby made to the Indenture for a statement of the rights of the Holders of, and the nature and extent of the security for, this Refunding Note and of the rights of, and the nature and extent of the security for, the Holders of the other Notes and of certain rights of the Owner Trustee, as well as for a statement of the terms and conditions of the trust created by the Indenture, to all of which terms and conditions the Holder hereof agrees by its acceptance of this Refunding Note.

         This Refunding Note is subject to prepayment as provided in Sections
5.2 and 5.3 of the Indenture, such prepayment being without premium but including accrued interest to the date of prepayment.

         In the event that the Lease referenced in Appendix A to the Indenture shall be terminated pursuant to Section 14 thereof as a result of the exercise by the Lessee of its option to purchase the Undivided Interest, this Refunding Note shall be prepaid in full on the date of such purchase at the following prepayment prices, plus accrued interest to the date of such prepayment:


------------------------------- ---------------------------- ---------------------------- ----------------------------
Date                            Prepayment Price             Date                         Prepayment Price
------------------------------- ---------------------------- ---------------------------- ----------------------------
April 1, 2000                   106.63%                      October 1, 2006              102.41%
------------------------------- ---------------------------- ---------------------------- ----------------------------
October 1, 2000                 106.03                       April 1, 2007                102.41
------------------------------- ---------------------------- ---------------------------- ----------------------------
April 1, 2001                   106.03                       October 1, 2007              101.81
------------------------------- ---------------------------- ---------------------------- ----------------------------
October 1, 2001                 105.43                       April 1, 2008                101.81
------------------------------- ---------------------------- ---------------------------- ----------------------------
April 1, 2002                   105.43                       October 1, 2008              101.21
------------------------------- ---------------------------- ---------------------------- ----------------------------
October 1, 2002                 104.82                       April 1, 2009                101.21
------------------------------- ---------------------------- ---------------------------- ----------------------------
April 1, 2003                   104.82                       October 1, 2009              100.60
------------------------------- ---------------------------- ---------------------------- ----------------------------
October 1, 2003                 104.22                       April 1, 2010                100.60
------------------------------- ---------------------------- ---------------------------- ----------------------------
April 1, 2004                   104.22                       October 1, 2010              100.00
------------------------------- ---------------------------- ---------------------------- ----------------------------
October 1, 2004                 103.62                       April 1, 2011                100.00
------------------------------- ---------------------------- ---------------------------- ----------------------------
April 1, 2005                   103.62                       October 1, 2011              100.00
------------------------------- ---------------------------- ---------------------------- ----------------------------
October 1, 2005                 103.01                       April 1, 2012                100.00
------------------------------- ---------------------------- ---------------------------- ----------------------------
April 1, 2006                   103.01
------------------------------- ---------------------------- ---------------------------- ----------------------------

         In case an Indenture Event of Default shall occur and be continuing, the unpaid balance of the principal of this Refunding Note and any other Notes, together with all accrued but unpaid interest thereon, may, subject to certain rights of the Owner Trustee or the Owner Participant contained or referred to in the Indenture, be declared or may become due and payable in the manner and with the effect provided in the Indenture.

         The lien upon the Lease Indenture Estate is subject to being legally discharged prior to the maturity of this Refunding Note upon the deposit with the Indenture Trustee of cash or certain securities sufficient to pay this Refunding Note when due in accordance with the terms of the Indenture.

         There shall be maintained at the Indenture Trustee Office a register for the purpose of registering transfers and exchanges of Notes in the manner provided in the Indenture. The transfer of this Refunding Note is registrable, as provided in the Indenture, upon surrender of this Refunding Note for registration of transfer duly accompanied by a written instrument of transfer duly executed by or on behalf of the registered Holder hereof, together with the amount of any applicable transfer taxes. Prior to due presentment for registration of transfer of this Refunding Note, the Owner Trustee and the Indenture Trustee may treat the person in whose name this Refunding Note is registered as the owner hereof for the purpose of receiving payments of principal of and premium, if any, and interest on this Refunding Note and for all other purposes whatsoever, whether or not this Refunding Note be overdue, and neither the Owner Trustee nor the Indenture Trustee shall be affected by notice to the contrary; provided, however, that each of the Owner Trustee and the Indenture Trustee acknowledge that (i) EIP Refunding Corporation shall assign and transfer this Refunding Note to Chemical Bank as trustee under the Refunding Collateral Trust Indenture referenced in Appendix A to the Indenture and, (ii) upon such transfer, such Trustee shall be the owner of this Refunding Note for all purposes of the Indenture.

         THIS REFUNDING NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

         IN WITNESS WHEREOF, the Owner Trustee has caused this Refunding Note to be duly executed as of the date hereof.

                                            THE FIRST NATIONAL BANK OF BOSTON,
                                            not in its individual capacity, but
                                            solely as Owner Trustee under a
                                            Trust Agreement dated as of January
                                            2, 1985 with the within-mentioned
                                            Owner Participant

                                            By:
                                               ---------------------------------
                                                 Name:
                                                 Title:

         This Note is one of the Notes described in the within-mentioned Indenture.

                                            CHEMICAL BANK, as Indenture Trustee

                                            By:
                                               ---------------------------------
                                                 Authorized Officer

                                   SCHEDULE 1
                              TO THE REFUNDING NOTE
                               (DUE APRIL 1, 2012)

                       Schedule of Principal Amortization

                          $29,754,000 Principal Amount

Payment Date              Principal Amount Payable        Principal Amount Paid
------------              ------------------------        ---------------------

October 1, 1995                      $0
April 1, 1996                         0
October 1, 1996                       0
April 1, 1997                         0
October 1, 1997                       0
April 1, 1998                         0
October 1, 1998                       0
April 1, 1999                         0
October 12, 1999                      0
April 1, 2000                         0
October 1, 2000                 410,000
April 1, 2001                   739,000
October 1, 2001                 777,000
April 1, 2002                   817,000
October 1, 2002                 859,000
April 1, 2003                   903,000
October 1, 2003                 949,000
April 1, 2004                   998,000
October 1, 2004               1,049,000
April 1, 2005                 1,102,000
October 1, 2005               1,159,000
April 1, 2006                 1,218,000
October 1, 2006               1,281,000
April 1, 2007                 1,346,000
October 1, 2007               1,415,000
April 1, 2008                 1,488,000
October 1, 2008               1,564,000
April 1, 2009                 1,644,000
October 1, 2009               1,729,000
April 1, 2010                 1,817,000
October 1, 2010               1,910,000
April 1, 2011                 2,008,000
October 1, 2011               2,111,000
April 1, 2012                   461,000

                                   ASSIGNMENT

                            Date: September 14, 1993

         For value received, EIP REFUNDING CORPORATION (EIP Refunding) hereby sells, assigns and transfers to CHEMICAL BANK, as Collateral Trust Trustee pursuant to the Refunding Collateral Trust Indenture dated as of September 1, 1993, as heretofore amended and supplemented, among EIP Refunding, Public Service Company of New Mexico and said Collateral Trust Trustee, without recourse, the Refunding Note to which this Assignment is annexed and all rights thereunder.

                                            EIP REFUNDING CORPORATION


                                            By:
                                              ----------------------------------
                                               President